Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(in thousands)

Six Months Ended June 30, 2004

Earnings:
Income before taxes	$158,099
Minority interests in consolidated subsidiaries	(186)
Loss from equity investees	7,621
Income before provision for income taxes, minority interests and loss from equity investees	165,534
Add: Total fixed charges (per below)	16,133
Distributed income of equity investees	16,376
Total earnings	$198,043

Fixed charges:
Interest expensed	$12,858
Estimate of interest within rental expense (1)	3,275
Total fixed charges	$16,133

Ratio of earnings to fixed charges	12.28

(1)                                  Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).